DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T   919.786.2025
F   919.786.2200

January 31, 2011
VIA EDGAR

Mr. Duc Dang
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Bluerock Enhanced Multifamily Trust, Inc. (the “Company”)
Pre-Effective Amendment no. 2 to Post-Effective Amendment No. 4 to Form S-11
Filed January 31, 2011
File No. 333-153135

Dear Mr. Dang:

The Company is filing pre-effective amendment no. 2 to its post-effective amendment no. 4 to disclose and incorporate by reference the line of credit with an affiliate the Company entered  on January 20, 2011 after filing its previous post-effective amendment on January 19, 2011.  In addition to disclosing the affiliate loan the Company is also making certain immaterial revisions  and clarifications in this amendment.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2025.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni
Associate